     As filed with the Securities and Exchange Commission on March 23, 1999

                                                      Registration No. 333-72365
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                   ------------------------------------------

                                Amendment No. 3
                                       to
                                    Form S-6

                   ------------------------------------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                   ------------------------------------------

A. Exact name of trust:
                              EQUITY INVESTOR FUND
                                 CONCEPT SERIES
                   BABY BOOM ECONOMY PORTFOLIOSSM 1999 SERIES
                              DEFINED ASSET FUNDS

B. Name of depositor:

                   MERRILL LYNCH, PIERCE, FENNER & SMITH INC.
                            PAINEWEBBER INCORPORATED

C. Complete addresses of depositors' principal executive offices:


 MERRILL LYNCH, PIERCE,
        FENNER &
   SMITH INCORPORATED
  Unit Investment Trust
        Division
      P.O. Box 9051
Princeton, NJ 08543-9051                          PAINEWEBBER INCORPORATED
                                                     1285 Avenue of the
                                                          Americas
                                                     New York, NY 10019


D. Names and complete addresses of agents for service:


  TERESA KONCICK, ESQ.
      P.O. Box 9051
Princeton, NJ 08543-9051                              ROBERT E. HOLLEY
                                                      1200 Harbor Blvd.
                                                     Weehawken, NJ 07087

                                Copies to:
                          PIERRE DE SAINT PHALLE,
                                   ESQ.
                           450 Lexington Avenue
                            New York, NY 10017


E. Title of Securities Being Registered:

  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. Approximate date of proposed sale to public:

 As soon as practicable after the effective date of the Registration Statement.

THE REGISTRANT HEREBY REQUESTS THAT THIS REGISTRATION STATEMENT SHALL HEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     Defined Asset FundsSM
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                              Equity Investor Fund
                              Concept Series
                              Baby Boom Economy PortfoliosSM
                              1999 Series
                              (A Unit Investment Trust)
                              o   Lifestage Portfolios
                                  -- Adding Growth
                                  -- Accumulating Assets
                                  -- Adding Income
                              o Designed to Take Advantage of the Economic Impact of the Baby Boom Generation
                              o   Opportunity for Asset Allocation



                               -------------------------------------------------
                               The Securities and Exchange Commission has not
Sponsors:                      approved or disapproved these Securities or
Merrill Lynch,                 passed upon the adequacy of this prospectus. Any
Pierce, Fenner & Smith         representation to the contrary is a criminal
Incorporated                   offense.
PaineWebber Incorporated       Prospectus dated March 23, 1999.

--------------------------------------------------------------------------------

Defined Asset FundsSM
Defined Asset FundsSM is America's oldest and largest family of unit investment trusts, with over $160 billion sponsored over the last 28 years. Defined Asset Funds has been a leader in unit investment trust research and product innovation. Our family of Funds helps investors work toward their financial goals with a full range of quality investments, including municipal, corporate and government bond portfolios, equity portfolios and international bond and equity portfolios.

Defined Asset Funds offer a number of advantages:
   o Fixed portfolio: Defined Funds follow a buy and hold investment strategy; funds are not managed and portfolio changes are limited.
o Defined Portfolios: We choose the stocks and bonds in advance, so you know what you're investing in.
o Professional research: Our dedicated research team seeks out stocks or bonds appropriate for a particular fund's objectives.
o Ongoing supervision: We monitor each portfolio on an ongoing basis.
No matter what your investment goals, tolerance for risk or time horizon, there's probably a Defined Asset Fund that suits your investment style. Your financial professional can help you select a Defined Asset Fund that works best for your investment portfolio.



Contents
                                                                Page
                                                          -----------
Adding Growth Portfolio
   Risk/Return Summary and Portfolio....................           3
Accumulating Assets Portfolio
   Risk/Return Summary and Portfolio....................           6
Adding Income Portfolio
   Risk/Return Summary and Portfolio....................           9
What You Can Expect From Your
   Investment...........................................          12
   Income...............................................          12
   Records and Reports..................................          12
The Risks You Face......................................          12
   Foreign Issuer Risk..................................          12
   Interest Rate Risk on the U.S. Treasury Securities...          13
   Concentration Risk...................................          13
   Financial Institutions...............................          13
   Litigation and Legislation Risks.....................          14
Selling or Exchanging Units.............................          14
   Sponsors' Secondary Market...........................          14
   Selling Units to the Trustee.........................          14
   Rollover/Exchange Option.............................          15
How The Portfolios Work.................................          16
   Pricing..............................................          16
   Evaluations..........................................          16
   Income...............................................          16
   Expenses.............................................          17
   Portfolio Termination................................          18
   No Certificates......................................          18
   Trust Indenture......................................          18
   Legal Opinion........................................          19
   Auditors.............................................          19
   Sponsors.............................................          19
   Trustee..............................................          19
   Underwriters' and Sponsors' Profits..................          19
   Public Distribution..................................          19
   Code of Ethics.......................................          20
   Year 2000 Issues.....................................          20
Taxes...................................................          20
Supplemental Information................................          21
Financial Statements....................................          22
   Report of Independent Accountants....................          22
   Statements of Condition..............................          22

--------------------------------------------------------------------------------


Adding Growth Portfolio--Risk/Return Summary


       1.  What is the Portfolio's Objective?
           The Portfolio seeks capital appreciation by investing in a diversified portfolio of global equity securities for approximately one year.

       2.  What is the Portfolio's Investment Strategy?
        o The Portfolio plans to invest in a number of stocks favored by demographic trends-- companies which should experience growth as the 'baby boomer' generation grows older. Our Portfolio Consultants are Wall Street veterans William Sterling and Stephen Waite, authors of the book 'Boomernomics,' and authorities on the trends of baby boomers. Sterling and Waite, together with their team of financial professionals, selected the securities for this Portfolio. They believe companies in the healthcare, technology, telecommunications, consumer products and financial services industries will be best positioned to benefit from these trends and accordingly, have selected Portfolio securities in these industries.
        o The baby boomers, the generation born between 1946 and 1964, have remarkably consistent saving, spending and life-style patterns. Past baby boomer spending patterns appear to have a direct correlation to the growth of certain industries that meet the needs of baby boomers.
        o The Sponsors believe that as the baby boomers mature and adjust their lives for later years, spending patterns are likely to have a positive effect on the industries represented in the Portfolio.
       3. What countries and industries are represented in the Portfolio?
           Based on current market values, the following countries are represented in the Portfolio:



                                                  Approximate
                                                   Portfolio
                                                  Percentage



           United States                              60.57%
           Japan                                      10.05%
           United Kingdom                              9.07%
           Netherlands                                 6.39%
           Switzerland                                 3.79%
           Italy                                       2.10%
           France                                      2.01%
           Sweden                                      1.99%
           Australia                                   1.02%
           Germany                                     1.01%
           Canada                                      1.00%
           Finland                                     1.00%



           Based upon the principal business of each issuer and current market values, the Portfolio represents the following industries:



                                                  Approximate
                                                   Portfolio
                                                  Percentage



        o  Financial Services                       28.97%
        o  Communications                           20.09%
        o  Consumer Products                        19.96%
        o  Technology                               16.90%
        o  Health Sciences                          14.08%



       4.  What are the Significant Risks?
           You can lose money by investing in the Portfolio. This can happen for various reasons, including:
        o Stock prices can be volatile. Market factors may cause the prices of the stocks to change.
        o Because the Portfolio is concentrated in stocks of the financial services industry, adverse developments in this industry may affect the value of your units. Risks associated with financial institutions include, among other things:
           -- changes in interest rates;
           -- availability and cost of funds; and
           -- government regulation.
        o This Portfolio contains a number of foreign securities. Some of the risks of holding foreign securities include:
           -- political/economic developments;
           -- withholding taxes;
           -- exchange controls or local restrictions on dividend
              payments;
           -- currency risk;
           -- less available public information; and -- less liquidity.
        o The Portfolio may continue to purchase or hold the stocks originally selected even though their market value may have changed or they may be subject to sell recommendations from one or more of the Sponsors.
        o Even if there are no changes in the Portfolio securities from year to year, you still must pay tax on any gain.

--------------------------------------------------------------------------------
                            Adding Growth Portfolio
--------------------------------------------------------------------------------

Baby Boom Economy Portfolios 1999 Series
Defined Asset Funds



                                                        Price Per Share
                                       Percentage of      to Portfolio     Cost to Portfolio
Location and Name of Issuer*           Portfolio (1)    in U.S. Dollars   in U.S. Dollars (2)
---------------------------------------------------------------------------------------------


Equity Portfolio (100%)

Australia

 1. National Australia Bank Limited+           1.02%      $      90.0000     $      7,560.00


Canada

2. Royal Bank of Canada+                      1.00              47.4375            7,447.69



Finland

3. Nokia Corporation+                         1.00             149.3750            7,468.75



France

4. Axa+                                       2.02              68.6250           15,028.88



Germany

5. Mannesmann AG                              1.01             128.2000            7,563.80



Italy

6. Assicurazioni Generali                     2.10              41.7264           15,647.38



Japan


7. Fuji Soft ABC, Inc.                        0.98              72.8381            7,283.81
8. Fujitsu Limited                            1.88              13.9917           13,991.70
9. Nintendo Company Ltd.+                     2.06              10.7500           15,361.75
10. Nippon Telegraph & Telephone
    Corporation+                              2.03              50.5000           15,099.50
11. NTT Data Corporation                      1.08           8,046.0744            8,046.07
12. Sony Corporation+                         2.03              97.5000           15,112.50


Netherlands


13. AEGON N.V.                                1.96              96.7362           14,607.17
14. Equant+                                   1.00              84.1250            7,487.13
15. ING Groep N.V.                            1.51              56.2750           11,254.99
16. Koninklijke Numico N.V.                   1.92              39.0980           14,309.87


Sweden


17. Skandia Forsakrings AB                    0.99              17.5760            7,399.49
18. Telefonaktiebolaget LM
    Ericsson+                                 0.99              22.3125            7,407.75


------------------------------------
(1) Based on Cost to Portfolio in U.S. dollars.
(2) Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on March 22, 1999, the business day prior to the initial date of deposit. The value of the Securities on any subsequent business day will vary. Sponsors' loss on deposit was $1,353.04.
 + These securities are traded on U.S. exchanges and denominated in U.S.
   dollars.
 * Any dividends paid by a foreign corporation will be subject to withholding tax.
                      ------------------------------------
The securities were acquired on March 22, 1999 and are represented entirely by contracts to purchase the securities. Any of the Sponsors may have acted as underwriters, managers or co-managers of a public offering of the securities in this Portfolio during the last three years. Affiliates of the Sponsors may serve as specialists in the securities in this Portfolio on one or more stock exchanges and may have a long or short position in any of these securities or options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of any of the Sponsors may be an officer or director of one or more of the issuers of the securities in the Portfolio. A Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. Any Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.
                      ------------------------------------


                   Please note that if this prospectus is used as a preliminary prospectus for a future portfolio in this Series, the Portfolio will contain different stocks from those described above.

--------------------------------------------------------------------------------
                            Adding Growth Portfolio
--------------------------------------------------------------------------------

Baby Boom Economy Portfolios 1999 Series
Defined Asset Funds


                                                        Price Per Share
                                       Percentage of      to Portfolio     Cost to Portfolio
Location and Name of Issuer*           Portfolio (1)    in U.S. Dollars   in U.S. Dollars (2)
---------------------------------------------------------------------------------------------


Switzerland


 19. Julius Baer Holding Ltd.                  0.87%      $   3,246.7532     $      6,493.51
20. Phonak Holding AG                         0.95           1,174.2994            7,045.80
21. Roche Holdings Ltd.+                      1.01             123.5000            7,533.50
22. Zurich Allied AG                          0.96             653.4518            7,187.97


United Kingdom


23. ARM Holdings PLC                          1.02              43.8447            7,628.97
24. Bank of Scotland                          1.99              13.4262           14,849.33
25. British Telecommunications PLC            1.02              16.4794            7,597.01
26. Glaxo Wellcome PLC                        1.00              30.9559            7,460.37
27. Lloyds TSB Group PLC                      2.03              15.2337           15,142.28
28. SmithKline Beecham PLC                    1.02              13.4913            7,595.60
29. Vodafone Group PLC                        0.98              17.1145            7,342.11


United States


30. Abbott Laboratories                       1.00              48.5625            7,478.63
31. America Online, Inc.                      2.04             129.9375           15,202.69
32. American Home Products
    Corporation                               1.00              66.6250            7,462.00
33. American International Group,
    Inc.                                      2.01             122.0000           15,006.00
34. Amgen, Inc.                               0.51              79.0625            3,795.00
35. AT&T Corporation                          0.98              77.3750            7,273.25
36. BankAmerica Corporation                   2.02              72.5000           15,080.00
37. Best Buy Company, Inc.                    2.02              49.9375           15,081.13
38. Bristol-Myers Squibb Company              1.51              61.6250           11,277.38
39. Broadcom Corporation (Class A)            0.99              61.0625            7,388.56
40. Carnival Corporation                      1.01              45.5000            7,553.00
41. Cisco Systems, Inc.                       2.00             102.7500           14,898.75
42. Citigroup, Inc.                           2.01              63.6250           15,015.50


------------------------------------
(1) Based on Cost to Portfolio in U.S. dollars.
(2) Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on March 22, 1999, the business day prior to the initial date of deposit. The value of the Securities on any subsequent business day will vary. Sponsors' loss on deposit was $1,353.04.
 + These securities are traded on U.S. exchanges and denominated in U.S.
   dollars.
 * Any dividends paid by a foreign corporation will be subject to withholding tax.
                      ------------------------------------
The securities were acquired on March 22, 1999 and are represented entirely by contracts to purchase the securities. Any of the Sponsors may have acted as underwriters, managers or co-managers of a public offering of the securities in this Portfolio during the last three years. Affiliates of the Sponsors may serve as specialists in the securities in this Portfolio on one or more stock exchanges and may have a long or short position in any of these securities or options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of any of the Sponsors may be an officer or director of one or more of the issuers of the securities in the Portfolio. A Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. Any Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.
                      ------------------------------------

                   Please note that if this prospectus is used as a preliminary prospectus for a future portfolio in this Series, the Portfolio will contain different stocks from those described above.

--------------------------------------------------------------------------------
                            Adding Growth Portfolio
--------------------------------------------------------------------------------

Baby Boom Economy Portfolios 1999 Series
Defined Asset Funds


                                                      Price Per Share
                                      Percentage of     to Portfolio     Cost to Portfolio
Location and Name of Issuer*          Portfolio (1)   in U.S. Dollars   in U.S. Dollars (2)
-------------------------------------------------------------------------------------------


United States--Continued


 43. Dell Computer Corporation                1.01%     $      37.8750     $      7,537.13
44. EMC Corporation                          1.99            115.7500           14,816.00
45. Fannie Mae                               1.50             67.6875           11,168.44
46. General Electric Company                 1.99            110.5625           14,815.38
47. Human Genome Sciences, Inc.              0.50             33.1250            3,743.13
48. ICOS Corporation                         0.50             33.3125            3,764.31
49. Intel Corporation                        0.99            115.1250            7,368.00
50. International Business Machines
    Corporation                              2.00            167.1875           14,879.69
51. Johnson & Johnson                        1.01             91.8125            7,528.63
52. Lucent Technologies, Inc.                2.01            101.0625           14,957.25
53. MCI WorldCom, Inc.                       2.00             88.7500           14,910.00
54. MedImmune, Inc.                          0.50             58.7500            3,701.25
55. Merck & Company, Inc.                    1.01             86.3750            7,514.63
56. Microsoft Corporation                    1.99            172.8125           14,861.88
57. Morgan Stanley Dean Witter &
    Company                                  1.97             96.6250           14,687.00
58. Motorola, Inc.                           0.99             72.0625            7,350.38
59. Network Appliance, Inc.                  1.00             53.8750            7,488.63
60. NEXTLINK Communications, Inc.
    (Class A)                                0.99             53.1250            7,384.38
61. Pfizer, Inc.                             1.52            143.0000           11,297.00
62. SBC Communications, Inc.                 0.99             50.4375            7,363.88
63. Schering-Plough Corporation              1.00             57.8750            7,465.88
64. Texas Instruments, Inc.                  2.03            100.7500           15,112.50
65. The Charles Schwab Corporation           1.98             89.0000           14,774.00
66. The Gap, Inc.                            2.02             66.1875           15,024.56
67. The Home Depot, Inc.                     2.00             62.3750           14,907.63
68. Time Warner, Inc.                        1.98             72.0000           14,760.00
69. Wal-Mart Stores, Inc.                    2.00             93.3125           14,930.00
70. Warner-Lambert Company                   0.99             66.9375            7,363.13
71. Wells Fargo Company                      1.01             38.9375            7,553.88
                                     ---------------                    -------------------
                                           100.00%                        $    745,495.14
                                     ---------------                    -------------------
                                     ---------------                    -------------------


------------------------------------
(1) Based on Cost to Portfolio in U.S. dollars.
(2) Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on March 22, 1999, the business day prior to the initial date of deposit. The value of the Securities on any subsequent business day will vary. Sponsors' loss on deposit was $1,353.04.
 + These securities are traded on U.S. exchanges and denominated in U.S.
   dollars.
 * Any dividends paid by a foreign corporation will be subject to withholding tax.
                      ------------------------------------
The securities were acquired on March 22, 1999 and are represented entirely by contracts to purchase the securities. Any of the Sponsors may have acted as underwriters, managers or co-managers of a public offering of the securities in this Portfolio during the last three years. Affiliates of the Sponsors may serve as specialists in the securities in this Portfolio on one or more stock exchanges and may have a long or short position in any of these securities or options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of any of the Sponsors may be an officer or director of one or more of the issuers of the securities in the Portfolio. A Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. Any Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.
                      ------------------------------------
                   Please note that if this prospectus is used as a preliminary prospectus for a future portfolio in this Series, the Portfolio will contain different stocks from those described above.

       5.  Is this Portfolio Appropriate for You?
        o The Adding Growth Portfolio was designed to meet the financial needs of investors who still have a substantial number of years ahead of them in the workforce, and therefore can afford to take the risks that may yield a better reward.
        o  The Adding Growth Portfolio can also represent a portion of the equity investment in your diversified Portfolio.
        o  When it comes to investing, it's important to balance how much risk you're willing to take with your investment
           portfolio, with the reward that you want for the long-term. One way to do this is to find the appropriate allocation of stocks and bonds to provide the growth you want, with a risk level that is comfortable for you. If you are interested in adding growth to your investment portfolio, it may be appropriate for you to invest heavily in stocks.
        o The Portfolio is not appropriate for you if you are not comfortable with the Strategy or are unwilling to take the risk involved with an equity investment. It may not be appropriate for you if you are seeking preservation of capital or high current income.
       6.  What are the Portfolio's Fees and Expenses?
           This table shows the costs and expenses you may pay, directly or indirectly, when you invest in the Portfolio. Estimated Annual Portfolio Operating Expenses



                                                            Amount
                                           As a % of     Per 1,000
                                           Net Assets        Units
                                           ----------  -------------
                                                .091%    $    0.90
           Trustee's Fee
                                                .045%    $    0.45
           Portfolio Supervision,
           Bookkeeping and
           Administrative Fees
                                                .118%    $    1.17
           Other Operating Expenses
                                           ----------  -------------
                                                .225%    $    2.52
           Total



           Organization Costs per 1,000 units (deducted      $    2.39
           from Portfolio assets November 1, 1999)



                                                           As a % of
                                                          Net Assets
                                                          -----------
                                                                0.15%
           Portfolio Consultant's Fee
           (Accrued daily)



           Investor Fees
                                                                2.75%
           Maximum Sales Fee (Load) on new purchases (as a percentage of $1,000 invested)



           If you purchase your units on the initial date of deposit, you will pay an up-front sales fee of 1.00%, as well as a total deferred sales fee of $17.50 ($2.50 per 1,000 units deducted from the Portfolio's net asset value in seven monthly payments beginning July 1, 1999). If you purchase your units after the initial date of deposit you will pay 1% up front plus the aggregate amount of any remaining installments of the deferred sales fee deducted monthly.


           The maximum sales fees are as follows:


                                                     Your maximum
                                                        sales fee
                        If you invest:                   will be:
           ----------------------------------------  ---------------
           Less than $50,000                                 2.75%
           $50,000 to $99,999                                2.50%
           $100,000 to $249,999                              2.00%
           $250,000 to $999,999                              1.75%
           $1,000,000 or more                                1.00%



           Example
           This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.
           The example assumes that you invest $10,000 in the Portfolio for the periods indicated and sell all your units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:



            1 Year     3 Years     5 Years      10 Years
             $342        $845       $1,375       $2,823



       7.  Is the Portfolio Managed?
           Unlike a mutual fund, the Portfolio is not managed and stocks are not sold because of market changes. The Sponsors monitor the Portfolio and may instruct the Trustee to sell securities under certain limited circumstances. However, given the investment philosophy of the Portfolio, the Sponsor is not likely to do so.

       8.  How do I Buy Units?
           The minimum investment is $250.
           You can buy units from any of the Sponsors and other broker-dealers. The Sponsors are listed later in this prospectus. Some banks may offer units for sale through special arrangements with the Sponsors, although certain legal restrictions may apply. Employees of certain Sponsors and Sponsor affiliates and non-employee directors of certain of the Sponsors may purchase units at a reduced sales fee.

           Unit Price per 1,000 Units               $999.95
           (as of March 22, 1999)
           Unit price is based on the net asset value of the Portfolio plus the up-front sales fee.
           Unit price also includes the organization costs shown above, to which no sales fee has been applied. Domestic Portfolio stocks are valued by the Trustee on the basis of their closing prices at 4:00 p.m. Eastern time, and foreign Portfolio stocks are valued at the U.S. dollar exchange rate at 2:30 p.m. Eastern time, every business day. Unit price changes every day with changes in the prices of the stocks.

       9.  How do I Sell Units?
           You may sell your units at any time to any Sponsor or the Trustee for the net asset value determined at the close of business on the date of sale, less any remaining deferred sales fee and the costs of liquidating securities to meet the redemption.

      10.  How are Distributions Made and Taxed?
           The Portfolio pays distributions of any dividend income, net of expenses, on the 25th of August and December, 1999, if you own units on the 10th of those months. Distributions of ordinary income will be dividends for federal income tax purposes and may be eligible for the dividends-received deduction for corporations. Distributions to foreign investors will generally be subject to withholding taxes.
      11.  What Other Services are Available?
           Reinvestment
           You may choose to reinvest your distributions into additional units of the Portfolio. You will pay only the deferred sales fee remaining at the time of reinvestment. Unless you choose reinvestment, you will receive your income distributions in cash.
           Exchange Privileges
           You may exchange units of this Portfolio for units of certain other Defined Asset Funds. You may also exchange into this Portfolio from certain other funds. We charge a reduced sales fee on exchanges.

--------------------------------------------------------------------------------


Accumulating Assets Portfolio--Risk/Return Summary


       1.  What is the Portfolio's Objective?
           The Portfolio seeks total return through capital appreciation and current income by investing approximately 75% of its assets in a diversified portfolio of global equity securities and approximately 25% of its assets in fixed-income securities for approximately one year.
       2.  What is the Portfolio's Investment Strategy?
        o The Portfolio plans to invest approximately 75% of its assets in a number of stocks favored by demographic trends--companies which should experience growth as the 'baby boomer' generation grows older. Our Portfolio Consultants are Wall Street veterans William Sterling and Stephen Waite, authors of the book 'Boomernomics,' and authorities on the trends of baby boomers. Sterling and Waite, together with their team of financial professionals, selected the securities for this Portfolio. They believe companies in the healthcare, technology, telecommunications, consumer products and financial services industries will be best positioned to benefit from these trends and accordingly, have selected Portfolio securities in these industries.
        o The baby boomers, the generation born between 1946 and 1964, have remarkably consistent saving, spending, and life-style patterns. Past baby boomer spending patterns appear to have a direct correlation to the growth of certain industries that meet the needs of baby boomers.
        o The Sponsors believe that as the baby boomers mature and adjust their lives for later years, spending patterns are likely to have a positive effect on the industries represented in the Portfolio.
        o The Portfolio will invest approximately 25% of its assets in fixed-income securities consisting of U.S. Government Treasury Securities with various maturities.

       3. What countries and industries are represented in the Portfolio?
           Based on current market values, the following countries are represented in the Portfolio:



                                                Approximate
                                                 Portfolio
                                                Percentage



           United States--Equity                   45.45%
           United States--Fixed Income             24.96%
           Japan                                    7.54%
           United Kingdom                           6.81%
           Netherlands                              4.80%
           Switzerland                              2.84%
           Italy                                    1.58%
           France                                   1.51%
           Sweden                                   1.49%
           Australia                                0.76%
           Germany                                  0.76%
           Canada                                   0.75%
           Finland                                  0.75%



           Based upon the principal business of each equity issuer and current market values, the Portfolio represents the following industries:



                                                  Approximate
                                                   Portfolio
                                                   Percentage



        o  Financial Services                         20.63%
        o  Communications                             15.47%
        o  Health Sciences                            14.66%
        o  Technology                                 12.30%
        o  Consumer Products                          11.98%



           In addition, approximately 24.96% of the Portfolio is invested in U.S. Government Treasury Securities.
       4.  What are the Significant Risks?
           You can lose money by investing in the Portfolio. This can happen for various reasons, including:
        o This Portfolio contains a number of foreign securities. Some of the risks of holding foreign securities include:
        o Stock prices can be volatile. Market factors may cause the prices of the stocks to change.
           --political/economic developments;
           --withholding taxes;

--------------------------------------------------------------------------------
                         Accumulating Assets Portfolio
--------------------------------------------------------------------------------

Baby Boom Economy Portfolios 1999 Series
Defined Asset Funds



                                                        Price Per Share
                                       Percentage of      to Portfolio     Cost to Portfolio
Location and Name of Issuer*           Portfolio (1)    in U.S. Dollars   in U.S. Dollars (2)
---------------------------------------------------------------------------------------------



Equity Portfolio (75%)

Australia

 1. National Australia Bank Limited+           0.76%      $      90.0000     $      7,560.00


Canada

2. Royal Bank of Canada+                      0.75              47.4375            7,447.69



Finland

3. Nokia Corporation+                         0.75             149.3750            7,468.75



France

4. Axa+                                       1.51              68.6250           15,028.88



Germany

5. Mannesmann AG                              0.76             128.2000            7,563.80



Italy

6. Assicurazioni Generali                     1.57              41.7264           15,647.38



Japan


7. Fuji Soft ABC, Inc.                        0.73              72.8381            7,283.81
8. Fujitsu Limited                            1.41              13.9917           13,991.70
9. Nintendo Company Ltd.+                     1.55              10.7500           15,361.75
10. Nippon Telegraph & Telephone
    Corporation+                              1.52              50.5000           15,099.50
11. NTT Data Corporation                      0.81           8,046.0744            8,046.07
12. Sony Corporation+                         1.52              97.5000           15,112.50


Netherlands


13. AEGON N.V.                                1.47              96.7362           14,607.17
14. Equant+                                   0.75              84.1250            7,487.13
15. ING Groep N.V.                            1.13              56.2750           11,254.99
16. Koninklijke Numico N.V.                   1.44              39.0980           14,309.87


Sweden


17. Skandia Forsakrings AB                    0.74              17.5760            7,399.49
18. Telefonaktiebolaget LM
    Ericsson+                                 0.75              22.3125            7,407.75


------------------------------------
(1) Based on Cost to Portfolio in U.S. dollars.
(2) Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on March 22, 1999, the business day prior to the initial date of deposit. The value of the Securities on any subsequent business day will vary. Sponsors' loss on deposit was $925.27.
 + These securities are traded on U.S. exchanges and denominated in U.S.
   dollars.
 * Any dividends paid by a foreign corporation will be subject to withholding tax.
                      ------------------------------------
The securities were acquired on March 22, 1999 and are represented entirely by contracts to purchase the securities. Any of the Sponsors may have acted as underwriters, managers or co-managers of a public offering of the securities in this Portfolio during the last three years. Affiliates of the Sponsors may serve as specialists in the securities in this Portfolio on one or more stock exchanges and may have a long or short position in any of these securities or options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of any of the Sponsors may be an officer or director of one or more of the issuers of the securities in the Portfolio. A Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. Any Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.
                      ------------------------------------

                   Please note that if this prospectus is used as a preliminary prospectus for a future portfolio in this Series, the Portfolio will contain different stocks from those described above.

--------------------------------------------------------------------------------
                         Accumulating Assets Portfolio
--------------------------------------------------------------------------------

Baby Boom Economy Portfolios 1999 Series
Defined Asset Funds


                                                        Price Per Share
                                       Percentage of      to Portfolio     Cost to Portfolio
Location and Name of Issuer*           Portfolio (1)    in U.S. Dollars   in U.S. Dollars (2)
---------------------------------------------------------------------------------------------


Switzerland


 19. Julius Baer Holding Ltd.                  0.65%      $   3,246.7532     $      6,493.51
20. Phonak Holding AG                         0.71           1,174.2994            7,045.80
21. Roche Holdings Ltd.+                      0.76             123.5000            7,533.50
22. Zurich Allied AG                          0.72             653.4518            7,187.97


United Kingdom


23. ARM Holdings PLC                          0.77              43.8447            7,628.97
24. Bank of Scotland                          1.49              13.4262           14,849.33
25. British Telecommunications PLC            0.76              16.4794            7,597.01
26. Glaxo Wellcome PLC                        0.75              30.9559            7,460.37
27. Lloyds TSB Group PLC                      1.52              15.2337           15,142.28
28. SmithKline Beecham PLC                    0.76              13.4913            7,595.60
29. Vodafone Group PLC                        0.74              17.1145            7,342.11


United States


30. Abbott Laboratories                       0.75              48.5625            7,478.63
31. America Online, Inc.                      1.53             129.9375           15,202.69
32. American Home Products
    Corporation                               0.75              66.6250            7,462.00
33. American International Group,
    Inc.                                      1.51             122.0000           15,006.00
34. Amgen, Inc.                               0.38              79.0625            3,795.00
35. AT&T Corporation                          0.73              77.3750            7,273.25
36. BankAmerica Corporation                   1.52              72.5000           15,080.00
37. Best Buy Company, Inc.                    1.52              49.9375           15,081.13
38. Bristol-Myers Squibb Company              1.14              61.6250           11,277.38
39. Broadcom Corporation (Class A)            0.74              61.0625            7,388.56
40. Carnival Corporation                      0.76              45.5000            7,553.00
41. Cisco Systems, Inc.                       1.50             102.7500           14,898.75
42. Citigroup, Inc.                           1.51               63.625           15,015.50


------------------------------------
(1) Based on Cost to Portfolio in U.S. dollars.
(2) Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on March 22, 1999, the business day prior to the initial date of deposit. The value of the Securities on any subsequent business day will vary. Sponsors' loss on deposit was $925.27.
 + These securities are traded on U.S. exchanges and denominated in U.S.
   dollars.
 * Any dividends paid by a foreign corporation will be subject to withholding tax.
                      ------------------------------------
The securities were acquired on March 22, 1999 and are represented entirely by contracts to purchase the securities. Any of the Sponsors may have acted as underwriters, managers or co-managers of a public offering of the securities in this Portfolio during the last three years. Affiliates of the Sponsors may serve as specialists in the securities in this Portfolio on one or more stock exchanges and may have a long or short position in any of these securities or options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of any of the Sponsors may be an officer or director of one or more of the issuers of the securities in the Portfolio. A Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. Any Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.
                      ------------------------------------

                   Please note that if this prospectus is used as a preliminary prospectus for a future portfolio in this Series, the Portfolio will contain different stocks from those described above.

--------------------------------------------------------------------------------
                         Accumulating Assets Portfolio
--------------------------------------------------------------------------------

Baby Boom Economy Portfolios 1999 Series
Defined Asset Funds


                                                      Price Per Share
                                      Percentage of     to Portfolio     Cost to Portfolio
Location and Name of Issuer*          Portfolio (1)   in U.S. Dollars   in U.S. Dollars (2)
-------------------------------------------------------------------------------------------


United States--Continued


 43. Dell Computer Corporation                0.76%     $      37.8750     $      7,537.13
44. EMC Corporation                          1.49            115.7500           14,816.00
45. Fannie Mae                               1.12             67.6875           11,168.44
46. General Electric Company                 1.49            110.5625           14,815.38
47. Human Genome Sciences, Inc.              0.38             33.1250            3,743.13
48. ICOS Corporation                         0.38             33.3125            3,764.31
49. Intel Corporation                        0.74            115.1250            7,368.00
50. International Business Machines
    Corporation                              1.50            167.1875           14,879.69
51. Johnson & Johnson                        0.76             91.8125            7,528.63
52. Lucent Technologies, Inc.                1.51            101.0625           14,957.25
53. MCI WorldCom, Inc.                       1.50             88.7500           14,910.00
54. MedImmune, Inc.                          0.37             58.7500            3,701.25
55. Merck & Company, Inc.                    0.76             86.3750            7,514.63
56. Microsoft Corporation                    1.50            172.8125           14,861.88
57. Morgan Stanley Dean Witter &
    Company                                  1.48             96.6250           14,687.00
58. Motorola, Inc.                           0.74             72.0625            7,350.38
59. Network Appliance, Inc.                  0.75             53.8750            7,488.63
60. NEXTLINK Communications, Inc.
    (Class A)                                0.74             53.1250            7,384.38
61. Pfizer, Inc.                             1.14            143.0000           11,297.00
62. SBC Communications, Inc.                 0.74             50.4375            7,363.88
63. Schering-Plough Corporation              0.75             57.8750            7,465.88
64. Texas Instruments, Inc.                  1.52            100.7500           15,112.50
65. The Charles Schwab Corporation           1.49             89.0000           14,774.00
66. The Gap, Inc.                            1.51             66.1875           15,024.56
67. The Home Depot, Inc.                     1.50             62.3750           14,907.63
68. Time Warner, Inc.                        1.49             72.0000           14,760.00
69. Wal-Mart Stores, Inc.                    1.50             93.3125           14,930.00
70. Warner-Lambert Company                   0.74             66.9375            7,363.13
71. Wells Fargo Company                      0.76             38.9375            7,553.88
                                     ---------------                    -------------------
                                            75.04%                        $    745,495.14
                                     ---------------                    -------------------
                                     ---------------                    -------------------


------------------------------------
(1) Based on Cost to Portfolio in U.S. dollars.
(2) Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on March 22, 1999, the business day prior to the initial date of deposit. The value of the Securities on any subsequent business day will vary. Sponsors' loss on deposit was $925.27.
 + These securities are traded on U.S. exchanges and denominated in U.S.
   dollars.
 * Any dividends paid by a foreign corporation will be subject to withholding tax.
                      ------------------------------------
The securities were acquired on March 22, 1999 and are represented entirely by contracts to purchase the securities. Any of the Sponsors may have acted as underwriters, managers or co-managers of a public offering of the securities in this Portfolio during the last three years. Affiliates of the Sponsors may serve as specialists in the securities in this Portfolio on one or more stock exchanges and may have a long or short position in any of these securities or options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of any of the Sponsors may be an officer or director of one or more of the issuers of the securities in the Portfolio. A Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. Any Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.
                      ------------------------------------
                   Please note that if this prospectus is used as a preliminary prospectus for a future portfolio in this Series, the Portfolio will contain different stocks from those described above.

--------------------------------------------------------------------------------
                         Accumulating Assets Portfolio
--------------------------------------------------------------------------------

Baby Boom Economy Portfolios 1999 Series
Defined Asset Funds


                                                                                           Percentage of
Portfolio Title                                 S&P Rating     Face Amount      Coupon       Portfolio
---------------------------------------------------------------------------------------------------------
U.S. Government Treasury Securities (25%)

 Note                                                   AAA           49,000         5.50%           4.97%
Note                                                   AAA           49,000         6.25%           5.06%
Note                                                   AAA           49,000         6.25%           5.08%
Note                                                   AAA           49,000         5.50%           4.99%
Note                                                   AAA           49,000         4.75%           4.87%
                                                                                           --------------
                                                                                                   24.97%
                                                                                           --------------
                                                                                           --------------

                                                                                      Cost
Portfolio Title                                           Maturity                To Portfolio
-------------------------------------------------------------------------------------------------
U.S. Government Treasury Securities (25%)
Note                                                      03/31/00             $        49,367.25
Note                                                      04/30/01             $        50,224.75
Note                                                      02/28/02             $        50,515.82
Note                                                      03/31/03             $        49,566.20
Note                                                      02/15/04             $        48,356.88
                                                                               ------------------
                                               Total Cost of Treasuries:       $       248,030.90
                                                                               ------------------
                                                                               ------------------
                                               Total Cost                      $       993,526.04
                                                                               ------------------
                                                                               ------------------


                      ------------------------------------

                   Please note that if this prospectus is used as a preliminary prospectus for a future Portfolio in this Series, the Portfolio will contain different bonds from those described above.

           -- exchange controls or local restrictions on dividend
              payments;
           -- currency risk;
           -- less available public information; and -- less liquidity.
        o  Rising interest rates will reduce the value of the bonds.
        o Generally, bonds with longer maturities will change in value more than those with shorter maturities.
        o You may suffer a loss if the prices of the stocks and bonds decline prior to the termination of the portfolio or any earlier time that you may sell your units.
        o The asset allocation percentages of the Portfolio are calculated as of the date of deposit. Asset allocation percentages may vary on any subsequent day due to fluctuations in the market value of the Portfolio securities.
        o Even if there are no changes in the Portfolio securities from year to year, you still must pay taxes on any gain.
        o The Portfolio may continue to purchase or hold the securities originally selected even though their market value may have changed, or they may be subject to sell recommendations from one or more of the Sponsors.
       5.  Is this Portfolio Appropriate for You?
        o The Accumulating Assets Portfolio was designed to meet the financial needs of investors who are generally in their prime earning years. While they frequently can afford to invest more of their money, they have less time in the workforce to recover assets in the event of a loss in the stock market.
        o When it comes to investing, it's important to balance how much risk you're willing to take with your investment portfolio, with the reward that you want for the long-term. One way to do this is to find the appropriate allocation of stocks and bonds to provide the growth you want, with a risk level that is comfortable for you. If accumulating assets is your investment goal, you may want to take a more moderate approach to stocks, and include bonds to help offset your risk.
        o The Portfolio is not appropriate for you if you are not comfortable with the Strategy or are unwilling to take the risk involved with an equity investment. It may not be appropriate if you want a speculative investment that changes to take advantage of market movements, or if you are seeking preservation of capital or high current income.
       6.  What are the Portfolio's Fees and Expenses?
           This table shows the costs and expenses you may pay, directly or indirectly, when you invest in the Portfolio.


           Estimated Annual Portfolio Operating Expenses


                                                           Amount
                                           As a % of    Per 1,000
                                           Net Assets       Units
                                           ----------  -----------
                                                .091%   $    0.90
           Trustee's Fee
                                                .005%   $    0.05
           Evaluator's Fee
                                                .045%   $    0.45
           Portfolio Supervision,
           Bookkeeping and
           Administrative Fees
                                                .164%   $    1.62
           Other Operating Expenses
                                           ----------  -----------
                                                .305%   $    3.02
           Total



           Organization Costs per 1,000 units (deducted     $    1.99
           from Portfolio assets November 1, 1999)



                                                            As a % of
                                                           Net Assets
                                                           -----------
                                                                 0.15%
           Portfolio Consultant's Fee
           (Accrued daily)



           Investor Fees
                                                                2.75%
           Maximum Sales Fee (Load) on new purchases (as a percentage of $1,000 invested)



           If you purchase your units on the initial date of deposit, you will pay an up-front sales fee of 1.00%, as well as a total deferred sales fee of $17.50 ($2.50 per 1,000 units deducted from the Portfolio's net asset value in seven monthly payments beginning July 1, 1999). If you purchase your units after the initial date of deposit you will pay 1% up front plus the aggregate amount of any remaining installments of the deferred sales fee deducted monthly.

           The maximum sales fees are as follows:


                                                      Your maximum
                                                         sales fee
                        If you invest:                    will be:
           ----------------------------------------  ----------------
           Less than $50,000                                  2.75%
           $50,000 to $99,999                                 2.50%
           $100,000 to $249,999                               2.00%
           $250,000 to $999,999                               1.75%
           $1,000,000 or more                                 1.00%



           Example
           This example may help you compare the cost of investing in the Portfolio to the cost of investing in other portfolios. The example assumes that you invest $10,000 in the Portfolio for the periods indicated and sell all your units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:



            1 Year     3 Years     5 Years      10 Years
             $343        $848       $1,380       $2,833



       7.  Is the Portfolio Managed?
           Unlike a mutual fund, the Portfolio is not managed and securities are not sold because of market changes. The Sponsors monitor the Portfolio and may instruct the Trustee to sell securities under certain limited circumstances. However, given the investment philosophy of the Portfolio, the Sponsor is not likely to do so.
       8.  How do I Buy Units?
           The minimum investment is $250.
           You can buy units from any of the Sponsors and other broker-dealers. The Sponsors are listed later in this prospectus. Some banks may offer units for sale through special arrangements with the Sponsors, although certain legal restrictions may apply. Employees of certain Sponsors and Sponsor affiliates and non-employee directors of certain of the Sponsors may purchase units at a reduced sales fee.
           Unit Price per 1,000 Units                $999.96
           (as of March 22, 1999)
           Unit price is based on the net asset value of the Portfolio plus the up-front sales fee. An amount equal to any principal cash, as well as net accrued but undistributed interest on the unit, is added to the unit price. Unit price also includes the organization costs shown on page 7, to which no sales fee has been applied. Domestic Portfolio securities are valued by the Trustee on the basis of their closing prices at 4:00 p.m. Eastern time, and foreign Portfolio stocks are valued at the U.S. dollar exchange rate at 2:30 p.m. Eastern time, every business day.
           An independent evaluator prices the bonds at 3:30 p.m. Eastern time every business day, during the initial offering period and any subsequent offering periods designated by the Sponsors, at a price at which the bonds can be directly purchased by the public assuming they were available, and at all other times on the basis of current bid prices.
           Unit price changes every day with changes in the prices of the securities in the Portfolio.
       9.  How do I Sell Units?
           You may sell your units at any time to any Sponsor or the Trustee for the net asset value determined at the close of business on the date of sale, less any remaining deferred sales fee and the costs of liquidating securities to meet the redemption.
      10.  How are Distributions Made and Taxed?
           The Portfolio pays distributions of any dividend income, net of expenses, on the 25th of August and December, 1999, if you own units on the 10th of those months. Distributions of ordinary income will be dividends for federal income tax purposes and may be eligible for the dividends-received deduction for corporations. Distributions to foreign investors will generally be subject to withholding taxes.
      11.  What Other Services are Available?
           Reinvestment
           You may choose to reinvest your distributions into additional units of the Portfolio. You will pay only the deferred sales fee remaining at the time of reinvestment. Unless you choose reinvestment, you will receive your income distributions in cash.
           Exchange Privileges
           You may exchange units of this Portfolio for units of certain other Defined Asset Funds. You may also exchange into this Portfolio from certain other funds. We charge a reduced sales fee on exchanges.

--------------------------------------------------------------------------------

Adding Income Portfolio--Risk/Return Summary


       1.  What is the Portfolio's Objective?
           The Portfolio seeks total return through capital appreciation and current income by investing approximately 50% of its assets in a diversified portfolio of global equity securities and approximately 50% of its assets in fixed-income securities for approximately one year.

       2.  What is the Portfolio's Investment Strategy?
        o The Portfolio plans to invest approximately 50% of its assets in a number of stocks favored by demographic trends--companies which should experience growth as the 'baby boomer' generation grows older. Our Portfolio Consultants are Wall Street veterans William Sterling and Stephen Waite, authors of the book 'Boomernomics,' and authorities on the trends of baby boomers. Sterling and Waite, together with their team of financial professionals, selected the securities for this Portfolio. They believe companies in the healthcare, technology, telecommunications, consumer products and financial services industries will be best positioned to benefit from these trends and accordingly, have selected Portfolio securities in these industries.
        o The baby boomers, the generation born between 1946 and 1964, have remarkably consistent saving, spending, and life-style patterns. Past baby boomer spending patterns appear to have a direct correlation to the growth of certain industries that meet the needs of baby boomers.
        o The Sponsors believe that as the baby boomers mature and adjust their lives for later years, spending patterns are likely to have a positive effect on the industries represented in the Portfolio.
        o The Portfolio will invest approximately 50% of its assets in fixed-income securities consisting of U.S. Government Treasury Securities with various maturities.

       3. What countries and industries are represented in the Portfolio?
           Based on currrent market values, the following countries are represented in the portfolio:



                                                  Approximate
                                                   Portfolio
                                                  Percentage



           United States--Fixed Income              49.95%
           United States--Equity                    30.31%
           Japan                                     5.03%
           United Kingdom                            4.54%
           Netherlands                               3.20%
           Switzerland                               1.90%
           Italy                                     1.05%
           France                                    1.01%
           Sweden                                    0.99%
           Australia                                 0.51%
           Germany                                   0.51%
           Canada                                    0.50%
           Finland                                   0.50%



           Based upon the principal business of each equity issuer and current market values, the portfolio represents the following industries:



                                                  Approximate
                                                   Portfolio
                                                  Percentage



        o  Financial Services                        13.76%
        o  Communications                            10.32%
        o  Health Sciences                            9.78%
        o  Technology                                 8.20%
        o  Consumer Products                          7.99%



           In addition, approximately 49.95% of the Portfolio is invested in U.S. Government Treasury Securities.
       4.  What are the Significant Risks?
           You can lose money by investing in the Portfolio. This can happen for various reasons, including:
        o Stock prices can be volatile. Market factors may cause the prices of the stocks to change.
           This Portfolio contains a number of foreign securities. Some of the risks of holding foreign securities include:
           -- political/economic developments;
           -- withholding taxes;
           -- exchange controls or local restrictions on dividend
              payments;
           -- currency risk;
           -- less available public information; and -- less liquidity.
        o  Rising interest rates will reduce the value of the bonds.
        o Generally, bonds with longer maturities will change in value more than those with shorter maturities.

--------------------------------------------------------------------------------
                            Adding Income Portfolio
--------------------------------------------------------------------------------

Baby Boom Economy Portfolios 1999 Series
Defined Asset Funds


                                                        Price Per Share
                                       Percentage of      to Portfolio     Cost to Portfolio
Location and Name of Issuer*           Portfolio (1)    in U.S. Dollars   in U.S. Dollars (2)
---------------------------------------------------------------------------------------------


Equity Portfolio (50%)

Australia

 1. National Australia Bank Limited+           0.51%      $      90.0000     $      7,560.00


Canada

2. Royal Bank of Canada+                      0.50              47.4375            7,447.69



Finland

3. Nokia Corporation+                         0.50             149.3750            7,468.75



France

4. Axa+                                       1.01              68.6250           15,028.88



Germany

5. Mannesmann AG                              0.51             128.2000            7,563.80



Italy

6. Assicurazioni Generali                     1.05              41.7264           15,647.38



Japan


7. Fuji Soft ABC, Inc.                        0.49              72.8381            7,283.81
8. Fujitsu Limited                            0.94              13.9917           13,991.70
9. Nintendo Company Ltd.+                     1.03              10.7500           15,361.75
10. Nippon Telegraph & Telephone
    Corporation+                              1.01              50.5000           15,099.50
11. NTT Data Corporation                      0.54           8,046.0744            8,046.07
12. Sony Corporation+                         1.01              97.5000           15,112.50


Netherlands


13. AEGON N.V.                                0.98              96.7362           14,607.17
14. Equant+                                   0.50              84.1250            7,487.13
15. ING Groep N.V.                            0.76              56.2750           11,254.99
16. Koninklijke Numico N.V.                   0.96              39.0980           14,309.87


Sweden


17. Skandia Forsakrings AB                    0.50              17.5760            7,399.49
18. Telefonaktiebolaget LM
    Ericsson+                                 0.50              22.3125            7,407.75


------------------------------------
(1) Based on Cost to Portfolio in U.S. dollars.
(2) Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on March 22, 1999, the business day prior to the initial date of deposit. The value of the Securities on any subsequent business day will vary. Sponsors' loss on deposit was $69.73.
 + These securities are traded on U.S. exchanges and denominated in U.S.
   dollars.
 * Any dividends paid by a foreign corporation will be subject to withholding tax.
                      ------------------------------------
The securities were acquired on March 22, 1999 and are represented entirely by contracts to purchase the securities. Any of the Sponsors may have acted as underwriters, managers or co-managers of a public offering of the securities in this Portfolio during the last three years. Affiliates of the Sponsors may serve as specialists in the securities in this Portfolio on one or more stock exchanges and may have a long or short position in any of these securities or options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of any of the Sponsors may be an officer or director of one or more of the issuers of the securities in the Portfolio. A Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. Any Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.
                      ------------------------------------

                   Please note that if this prospectus is used as a preliminary prospectus for a future portfolio in this Series, the Portfolio will contain different stocks from those described above.

--------------------------------------------------------------------------------
                            Adding Income Portfolio
--------------------------------------------------------------------------------

Baby Boom Economy Portfolios 1999 Series
Defined Asset Funds


                                                        Price Per Share
                                       Percentage of      to Portfolio     Cost to Portfolio
Location and Name of Issuer*           Portfolio (1)    in U.S. Dollars   in U.S. Dollars (2)
---------------------------------------------------------------------------------------------


Switzerland


 19. Julius Baer Holding Ltd.                  0.44           3,246.7532            6,493.51
20. Phonak Holding AG                         0.47           1,174.2994            7,045.80
21. Roche Holdings Ltd.+                      0.51             123.5000            7,533.50
22. Zurich Allied AG                          0.48             653.4518            7,187.97


United Kingdom


23. ARM Holdings PLC                          0.51              43.8447            7,628.97
24. Bank of Scotland                          1.00              13.4262           14,849.33
25. British Telecommunications PLC            0.51              16.4794            7,597.01
26. Glaxo Wellcome PLC                        0.50              30.9559            7,460.37
27. Lloyds TSB Group PLC                      1.02              15.2337           15,142.28
28. SmithKline Beecham PLC                    0.51              13.4913            7,595.60
29. Vodafone Group PLC                        0.49              17.1145            7,342.11


United States


30. Abbott Laboratories                       0.50              48.5625            7,478.63
31. America Online, Inc.                      1.02             129.9375           15,202.69
32. American Home Products
    Corporation                               0.50              66.6250            7,462.00
33. American International Group,
    Inc.                                      1.01             122.0000           15,006.00
34. Amgen, Inc.                               0.25              79.0625            3,795.00
35. AT&T Corporation                          0.49              77.3750            7,273.25
36. BankAmerica Corporation                   1.01              72.5000           15,080.00
37. Best Buy Company, Inc.                    1.01              49.9375           15,081.13
38. Bristol-Myers Squibb Company              0.76              61.6250           11,277.38
39. Broadcom Corporation (Class A)            0.50              61.0625            7,388.56
40. Carnival Corporation                      0.51              45.5000            7,553.00
41. Cisco Systems, Inc.                       1.00             102.7500           14,898.75
42. Citigroup, Inc.                           1.01              63.6250           15,015.50


------------------------------------
(1) Based on Cost to Portfolio in U.S. dollars.
(2) Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on March 22, 1999, the business day prior to the initial date of deposit. The value of the Securities on any subsequent business day will vary. Sponsors' loss on deposit was $69.73.
 + These securities are traded on U.S. exchanges and denominated in U.S.
   dollars.
 * Any dividends paid by a foreign corporation will be subject to withholding tax.
                      ------------------------------------
The securities were acquired on March 22, 1999 and are represented entirely by contracts to purchase the securities. Any of the Sponsors may have acted as underwriters, managers or co-managers of a public offering of the securities in this Portfolio during the last three years. Affiliates of the Sponsors may serve as specialists in the securities in this Portfolio on one or more stock exchanges and may have a long or short position in any of these securities or options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of any of the Sponsors may be an officer or director of one or more of the issuers of the securities in the Portfolio. A Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. Any Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.
                      ------------------------------------

                   Please note that if this prospectus is used as a preliminary prospectus for a future portfolio in this Series, the Portfolio will contain different stocks from those described above.

--------------------------------------------------------------------------------
                            Adding Income Portfolio
--------------------------------------------------------------------------------

Baby Boom Economy Portfolios 1999 Series
Defined Asset Funds


                                                      Price Per Share
                                      Percentage of     to Portfolio     Cost to Portfolio
Location and Name of Issuer*          Portfolio (1)   in U.S. Dollars   in U.S. Dollars (2)
-------------------------------------------------------------------------------------------


United States--Continued


 43. Dell Computer Corporation                0.51             37.8750            7,537.13
44. EMC Corporation                          0.99            115.7500           14,816.00
45. Fannie Mae                               0.75             67.6875           11,168.44
46. General Electric Company                 0.99            110.5625           14,815.38
47. Human Genome Sciences, Inc.              0.25             33.1250            3,743.13
48. ICOS Corporation                         0.25             33.3125            3,764.31
49. Intel Corporation                        0.49            115.1250            7,368.00
50. International Business Machines
    Corporation                              1.00            167.1875           14,879.69
51. Johnson & Johnson                        0.51             91.8125            7,528.63
52. Lucent Technologies, Inc.                1.00            101.0625           14,957.25
53. MCI WorldCom, Inc.                       1.00             88.7500           14,910.00
54. MedImmune, Inc.                          0.25             58.7500            3,701.25
55. Merck & Company, Inc.                    0.50             86.3750            7,514.63
56. Microsoft Corporation                    1.00            172.8125           14,861.88
57. Morgan Stanley Dean Witter &
    Company                                  0.99             96.6250           14,687.00
58. Motorola, Inc.                           0.49             72.0625            7,350.38
59. Network Appliance, Inc.                  0.50             53.8750            7,488.63
60. NEXTLINK Communications, Inc.
    (Class A)                                0.50             53.1250            7,384.38
61. Pfizer, Inc.                             0.76            143.0000           11,297.00
62. SBC Communications, Inc.                 0.49             50.4375            7,363.88
63. Schering-Plough Corporation              0.50             57.8750            7,465.88
64. Texas Instruments, Inc.                  1.01            100.7500           15,112.50
65. The Charles Schwab Corporation           0.99             89.0000           14,774.00
66. The Gap, Inc.                            1.01             66.1875           15,024.56
67. The Home Depot, Inc.                     1.00             62.3750           14,907.63
68. Time Warner, Inc.                        0.99             72.0000           14,760.00
69. Wal-Mart Stores, Inc.                    1.00             93.3125           14,930.00
70. Warner-Lambert Company                   0.49             66.9375            7,363.13
71. Wells Fargo Company                      0.51             38.9375            7,553.88
                                     ---------------                    -------------------
                           Subtotal         50.05%                        $    745,495.14
                                     ---------------                    -------------------
                                     ---------------                    -------------------


------------------------------------
(1) Based on Cost to Portfolio in U.S. dollars.
(2) Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on March 22, 1999, the business day prior to the initial date of deposit. The value of the Securities on any subsequent business day will vary. Sponsors' loss on deposit was $69.73.
 + These securities are traded on U.S. exchanges and denominated in U.S.
   dollars.
 * Any dividends paid by a foreign corporation will be subject to withholding tax.
                      ------------------------------------
The securities were acquired on March 22, 1999 and are represented entirely by contracts to purchase the securities. Any of the Sponsors may have acted as underwriters, managers or co-managers of a public offering of the securities in this Portfolio during the last three years. Affiliates of the Sponsors may serve as specialists in the securities in this Portfolio on one or more stock exchanges and may have a long or short position in any of these securities or options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of any of the Sponsors may be an officer or director of one or more of the issuers of the securities in the Portfolio. A Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. Any Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.
                      ------------------------------------
                   Please note that if this prospectus is used as a preliminary prospectus for a future portfolio in this Series, the Portfolio will contain different stocks from those described above.

--------------------------------------------------------------------------------
                            Adding Income Portfolio
--------------------------------------------------------------------------------

Baby Boom Economy Portfolios 1999 Series
Defined Asset Funds


                                                                                           Percentage of
Portfolio Title                                 S&P Rating     Face Amount      Coupon       Portfolio
---------------------------------------------------------------------------------------------------------
U.S. Government Treasury Securities (50%)

 Note                                                   AAA          147,000         5.50%           9.94%
Note                                                   AAA          147,000         6.25%          10.12%
Note                                                   AAA          147,000         6.25%          10.17%
Note                                                   AAA          147,000         5.50%           9.98%
Note                                                   AAA          147,000         4.75%           9.74%
                                                                                           --------------
                                                                                                   49.95%
                                                                                           --------------
                                                                                           --------------

                                                                                      Cost
Portfolio Title                                           Maturity                To Portfolio
-------------------------------------------------------------------------------------------------
U.S. Government Treasury Securities (50%)
Note                                                      03/31/00             $       148,101.76
Note                                                      04/30/01             $       150,674.26
Note                                                      02/28/02             $       151,547.45
Note                                                      03/31/03             $       148,698.59
Note                                                      02/15/04             $       145,070.63
                                                                               ------------------
                                               Total Cost of Treasuries:       $       744,092.69
                                                                               ------------------
                                                                               ------------------
                                               Total Cost                      $     1,489,587.83
                                                                               ------------------
                                                                               ------------------


                      ------------------------------------

                   Please note that if this prospectus is used as a preliminary prospectus for a future Portfolio in this Series, the Portfolio will contain different bonds from those described above.

        o You may suffer a loss if the prices of the stocks and bonds decline prior to the termination of the portfolio or any earlier time that you may sell your units.
        o The asset allocation percentages of the Portfolio are calculated as of the date of deposit. Asset allocation percentages may vary on any subsequent day due to fluctuations in the market value of the Portfolio securities.
        o  Even if there are no changes in the Portfolio securities from year to year, you still must pay tax on any gain.
        o  The Portfolio may continue to purchase or hold the stocks originally selected even though their market value may have changed or they may be subject to sell recommendations from one or more of the Sponsors.
       5.  Is this Portfolio Appropriate for You?
        o The Adding Income Portfolio was designed to meet the financial needs of investors who are generally looking toward retirement. While a conservative level of growth is still important for these investors, they may want to also reduce their risk and preserve their capital for the years to come.
        o When it comes to investing, it's important to balance how much risk you're willing to take with your investment portfolio, with the reward that you want for the long-term. One way to do this is to find the appropriate allocation of stocks and bonds to provide the growth you want, with a risk level that is comfortable for you. If you need current income, a healthy portion of bonds may be a good idea for your investment portfolio. You may also want to include stocks for a conservative level of growth.
        o The Portfolio is not appropriate for you if you are not comfortable with the Strategy or are unwilling to take the risk involved with an equity investment. It may not be appropriate if you want a speculative investment that changes to take advantage of market movements, or if you are seeking preservation of capital or high current income.
       6.  What are the Portfolio's Fees and Expenses?
           This table shows the costs and expenses you may pay, directly or indirectly, when you invest in the Portfolio.


           Estimated Annual Portfolio Operating Expenses


                                                           Amount
                                           As a % of    Per 1,000
                                           Net Assets       Units
                                           ----------  -----------
                                                .091%   $    0.90
           Trustee's Fee
                                                .005%   $    0.05
           Evaluator's Fee
                                                .045%   $    0.45
           Portfolio Supervision,
           Bookkeeping and
           Administrative Fees
                                                .160%   $    1.58
           Other Operating Expenses
                                           ----------  -----------
                                                .301%   $    2.98
           Total



           Organization Costs per 1,000 units (deducted     $    2.03
           from Portfolio assets November 1, 1999)



                                                            As a % of
                                                           Net Assets
                                                           -----------
                                                                 0.15%
           Portfolio Consultant's Fee
           (Accrued daily)



           Investor Fees
                                                                2.75%
           Maximum Sales Fee (Load) on new purchases (as a percentage of $1,000 invested)



           If you purchase your units on the initial date of deposit, you will pay an up-front sales fee of 1.00%, as well as a total deferred sales fee of $17.50 ($2.50 per 1,000 units deducted from the Portfolio's net asset value in seven monthly payments beginning July 1, 1999). If you purchase your units after the initial date of deposit you will pay 1% up front plus the aggregate amount of any remaining installments of the deferred sales fee deducted monthly.
           The maximum sales fees are as follows:
                                                      Your maximum
                                                         sales fee
                        If you invest:                    will be:
           ----------------------------------------  ---------------
           Less than $50,000                                  2.75%
           $50,000 to $99,999                                 2.50%
           $100,000 to $249,999                               2.00%
           $250,000 to $999,999                               1.75%
           $1,000,000 or more                                 1.00%

           Example
           This example may help you compare the cost of investing in the Portfolio to the cost of investing in other portfolios. The example assumes that you invest $10,000 in the Portfolio for the periods indicated and sell all your units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:



            1 Year     3 Years     5 Years      10 Years
             $343        $848       $1,380       $2,833



       7.  Is the Portfolio Managed?
           Unlike a mutual fund, the Portfolio is not managed and securities are not sold because of market changes. The Sponsors monitor the Portfolio and may instruct the Trustee to sell securities under certain limited circumstances. However, given the investment philosophy of the Portfolio, the Sponsors are not likely to do so.
       8.  How do I Buy Units?
           The minimum investment is $250.
           You can buy units from any of the Sponsors and other broker-dealers. The Sponsors are listed later in this prospectus. Some banks may offer units for sale through special arrangements with the Sponsors, although certain legal restrictions may apply. Employees of certain Sponsors and Sponsor affiliates and non-employee directors of certain of the Sponsors may purchase units at a reduced sales fee.

           Unit Price per 1,000 Units               $999.96
           (as of March 22, 1999)
           Unit price is based on the net asset value of the Portfolio plus the up-front sales fee. An amount equal to any principal cash, as well as net accrued but undistributed interest on the unit, is added to the unit price. Unit price also includes the organization costs shown on page 10, to which no sales fee has been applied.
           Domestic Portfolio securities are valued by the Trustee on the basis of their closing prices at 4:00 p.m. Eastern time, and foreign Portfolio securities are valued at the U.S. dollar exchange rate at 2:30 p.m. Eastern time, every business day. An independent evaluator prices the bonds at 3:30 p.m. Eastern time every business day, during the initial offering period and any subsequent offering periods designated by the Sponsors, at a price at which the bonds can be directly purchased by the public assuming they were available, and at all other times, on the basis of current bid prices.
           Unit price changes every day with changes in the prices of the securities in the Portfolio.
       9.  How do I Sell Units?
           You may sell your units at any time to any Sponsor or the Trustee for the net asset value determined at the close of business on the date of sale, less any remaining deferred sales fee and the costs of liquidating securities to meet the redemption.
      10.  How are Distributions Made and Taxed?
           The Portfolio pays distributions of any dividend income, net of expenses, on the 25th of August and December, 1999, if you own units on the 10th of those months. Distributions of ordinary income will be dividends for federal income tax purposes and may be eligible for the dividends-received deduction for corporations. Distributions to foreign investors will generally be subject to withholding taxes.
      11.  What Other Services are Available?
           Reinvestment
           You may choose to reinvest your distributions into additional units of the Portfolio. You will pay only the deferred sales fee remaining at the time of reinvestment. Unless you choose reinvestment, you will receive your income distributions in cash.
           Exchange Privileges
           You may exchange units of this Portfolio for units of certain other Defined Asset Funds. You may also exchange into this Portfolio from certain other funds. We charge a reduced sales fee on exchanges.

What You Can Expect From Your Investment

Income

Each Portfolio will pay to you any income it has received two times during its life.

Changes in interest rates generally will not affect your income because each portfolio is fixed.

Along with your income, you will receive your share of any available bond principal.

Records and Reports

You will receive:
o a notice from the Trustee if new securities are deposited in exchange or substitution for securities originally deposited;
o a statement of income payments two times a year;
o a final report on Portfolio activity; and
o annual tax information. This will also be sent to the IRS. You must report the amount of income and interest received during the year. Please contact your tax adviser in this regard.

You may request copies of securities evaluations to enable you to comply with federal and state tax reporting requirements and audited financial statements of the Portfolio from the Trustee.

You may inspect records of Portfolio transactions at the Trustee's office during regular business hours.

The Risks You Face

Foreign Issuer Risk

Investments in securities of foreign issuers involve risks that are different from investments in securities of domestic issuers. They may include:
   o political and economic developments;
   o possibility of withholding taxes;
   o exchange controls or other governmental restrictons on the payment of dividends;
   o conversion of local currency to U.S. dollars upon the sale of Portfolio Securities;
   o less publicly available information; and
   o absence of uniform accounting, auditing and financial reporting standards, practices and requirements.

American Depositary Shares and Receipts

American depositary shares and receipts are issued by an American bank or trust company to evidence ownership of underlying common stock issued by a foreign corporation and deposited in a depositary facility. The terms and conditions of the depositary facility may result in less liquidity or lower market prices for the ADRs than for the underlying shares. Certain of the Portfolio Securities were purchased in ADR form in the United States.

Foreign Currency Risk

Because securities of non-U.S. issuers generally pay dividends and trade in foreign currencies, there is the risk that the U.S. dollar value of these securities will vary with fluctuations in foreign exchange rates.

At the present time the Sponsors do not believe that any of the Portfolio Securities is subject to exchange control restrictions which would materially interfere with payment to the Portfolio of amounts due on the Portfolio Securities. The adoption of exchange control regulations or other legal restrictions could have an adverse impact on the marketability of international securities in the Portfolio and on the ability of the Portfolio to satisfy redemptions. There can be no assurance that exchange control regulations might not be adopted in the future that would adversely affect payments to the Portfolio.

On January 1, 1999, the European Monetary Union (EMU) introduced a new single currency, the euro. A newly created European Central Bank (ECB) has the authority to direct the monetary policy for this region, including the determination of interest rates. These changes may affect the European capital markets, and the related risks may increase the volatility in European capital and currency markets. This, in turn, may affect the Portfolio's performance.

Liquidity

Sales of foreign securities in United States securities markets are ordinarily subject to severe restrictions and will generally be made only in foreign securities markets. You should know that:
   o securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States;
   o a foreign market's liquidity might become impaired as a result of economic or political turmoil, or if relations between the United States and the foreign country deteriorate markedly; and
   o the principal trading market for the Portfolio Securities, even if otherwise listed, may be the over-the-counter market in which liquidity will depend on whether dealers will make a market in the Portfolio Securities.

Interest Rate Risk on the U.S. Treasury Securities

Investing involves risks, including the risk that your investment will decline in value if interest rates rise. Generally, fixed income securities with longer maturities will change in value more than those with shorter maturities. Of course, we cannot predict how interest rates may change.

Concentration Risk

When stocks in a particular industry make up 25% or more of a Portfolio, the Portfolio is said to be 'concentrated' in that industry, which makes the Portfolio less diversified.

Here is what you should know about the Adding Growth Portfolio's concentration in stocks of the financial services industry.

Financial Institutions

Here is what you should know about the Fund's concentration in stocks of financial institutions.

The profitability of a financial institution depends to a great extent on the credit quality of its loan portfolio, which is affected by:
   o the institution's underwriting criteria;
   o Concentrations within its loan portfolio; and
   o general economic conditions.

A financial institution's operating performance is also impacted by:
   o changes in interest rates;
   o availability and cost of funds;
   o intensity of competition; and
   o degree of government regulation.

The Portfolio Consultants recommended purchasing stock of Merrill Lynch & Co. Inc. However, because federal law restricts investment companies from purchasing stock of certain affiliates, the Portfolios could not acquire this stock.

Litigation and Legislation Risks

We do not know of any pending litigation that might have a material adverse effect upon the Portfolios.

Future tax legislation could affect the value of the a Portfolio by:
   o reducing the dividends-received deduction or
   o increasing the corporate tax rate resulting in less money available for dividend payments.

Selling or Exchanging Units

You can sell your units at any time for a price based on their net asset value. Your net asset value is calculated each business day by:
   o adding the value of the Portfolio Securities, cash and any other Portfolio assets;
   o subtracting accrued but unpaid Portfolio expenses, unreimbursed Trustee advances, cash held to buy back units or for distribution to investors, and any other Portfolio liabilities; and
   o dividing the result by the number of outstanding units.

Your net asset value when you sell may be more or less than your cost because of sales fees, market movements and changes in a Portfolio.

If you sell your units before the final deferred sales fee payment, the amount of any remaining payments will be deducted from your proceeds.

Sponsors' Secondary Market

While we are not obligated to do so, we will buy back units at net asset value less any remaining deferred sales fee and the cost of liquidating securities to meet the redemption. We may resell the units to other buyers or to the Trustee. You should consult your financial professional for current market prices to determine if other broker-dealers or banks are offering higher prices.

We have maintained a secondary market continuously for more than 28 years, but we could discontinue it without prior notice for any business reason.

Selling Units to the Trustee

Regardless of whether we maintain a secondary market, you can sell your units to the Trustee at any time by contacting your broker, dealer or financial institution that holds your units in street name. Sometimes, additional documents are needed such as a trust document, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian.

Within seven days after your request and the necessary documents are received, the Trustee will mail a check to you. Contact the Trustee for additional information.

As long as we are maintaining a secondary market, the Trustee will sell your units to us at a price based on net asset value. If there is no secondary market, the Trustee may sell your units in the over-the-counter market for a higher price, but is not obligated to do so. In that case, you will receive the net proceeds of the sale.

If the Portfolio does not have cash available to pay you for the units you are selling, the agent for the Sponsors will select securities to be sold. These sales could be made at times when the securities would not otherwise be sold and may result in your receiving less than you paid for your unit and also reduce the size and diversity of the Portfolio.

If you sell units with a value of at least $2,000,000 you may choose to receive your distribution 'in kind.' If you so choose, you will receive securities and cash with a total value equal to the price of your units. The Trustee will try to distribute securities in the Portfolio pro rata, but it reserves the right to distribute only one or a few securities. The Trustee will act as your agent in an in-kind distribution and will either hold the securities for your account or transfer them as you instruct. You must pay any transaction costs as well as transfer and ongoing custodial fees on sales of securities distributed in kind.

There could be a delay in paying you for your units:
   o if the New York Stock Exchange or any other foreign exchanges on which portfolio securities are listed, if any, is closed (other than customary weekend and holiday closings);
   o if the SEC determines that trading on the New York Stock Exchange or any other foreign exchanges on which portfolio securities are listed, if any, is restricted or that an emergency exists making sale or evaluation of the securities not reasonably practicable; and
   o for any other period permitted by SEC order.

Rollover/Exchange Option

When a Portfolio is about to terminate, you may have the option to roll your proceeds into the next Baby Boom Economy Portfolio Series if one is available.

If you hold your Units with one of the Sponsors and notify your financial adviser by April 11, 2000, your units will be redeemed and the proceeds from the sale of the securities will be reinvested in units of a new Baby Boom Economy Portfolio Series. If you decide not to roll over your proceeds, you will receive a cash distribution (or, if you are eligible and you so choose, an in-kind distribution) after the Portfolios terminate.

The Portfolio will terminate by May 10, 2000.

If you participate in the rollover, you may realize taxable capital gain but may not be entitled to a deduction for any capital loss recognized on the rollover. You should consult your tax adviser in this regard.

If your risk tolerance changes or your investment goals change, you may exchange units of a Baby Boom Economy Portfolio for units of another Baby Boom Economy Portfolio at no additional sales fee, and for units of certain other Defined Asset Funds at a reduced sales fee. To exchange units, you should talk to your financial professional about what Portfolios are exchangeable, suitable and currently available.

We may amend or terminate the options to exchange your units or roll your proceeds at any time without notice.

How The Portfolios Work

Pricing

Units are charged a combination of initial and deferred sales fees.

In addition, a portion of the price of a unit also consists of cash to pay all or some of the costs of organizing the Portfolio including:
   o cost of initial preparation of legal documents;
   o federal and state registration fees;
   o initial fees and expenses of the Trustee;
   o initial audit; and
   o legal expenses and other out-of-pocket expenses.

The estimated organization costs will be deducted from the assets of the Portfolio on November 1, 1999.

The deferred sales fee is generally a monthly charge of $2.50 per 1,000 units and is accrued in seven monthly installments. Units redeemed or repurchased prior to the accrual of the final deferred sales fee installment will have the amount of any remaining installments deducted from the redemption or repurchase proceeds or deducted in calculating an in-kind distribution, however, this deduction will be waived in the event of the death or disability (as defined in the Internal Revenue Code of 1986) of an investor. If you purchase your units after the initial date of deposit, the sales fee is equal to 1% up front, plus the aggregate amount of any remaining installments of the deferred sales fee.

It is anticipated that securities will not be sold to pay the deferred sales fee until after the date of the last installment. Investors will be at risk for market price fluctuations in the securities from the several installment accrual dates to the dates of actual sale of securities to satisfy this liability.

Evaluations

The Trustee and the independent evaluator value the securities on each business day (i.e., any day other than Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas). If the securities are listed on a national securities exchange or the Nasdaq National Market, evaluations are generally based on closing sales prices on that exchange or that system or, if closing sales prices are not available, at the mean between the closing bid and offer prices. Evaluations for foreign stocks are generally based on the U.S. dollar equivalent of the last reported closing sales prices or, if closing sales prices are not available, at the mean between the closing bid and offer prices. On holidays when the U.S. Government is closed (Columbus Day and Veterans's Day), the portion of the net asset value relating to the U.S. Government Treasury Securities will be based on the previous day's closing price. Bonds are generally evaluated on the offer side during the initial offering period and during any subsequent offering periods designated by the Sponsors, and on the bid side at all other times. Under current market conditions, the bid prices for Treasury obligations of the type deposited in the Portfolios are expected to be approximately 0.1875% less than the offer price.

Income
o Interest on any fixed income securities purchased on a when-issued basis or for a delayed delivery does not begin to accrue until the securities are delivered to the Portfolio. If a security is not delivered on time and the Trustee's annual fee and expenses do not cover the additional accrued interest, we will treat the contract to buy the security as failed.
o The Trustee credits any dividends received and any interest income to an Income Account and other receipts to a Capital Account. The Trustee may establish a reserve account by withdrawing from these accounts amounts it considers appropriate to pay any material liability. These accounts do not bear interest.
o Each unit receives an equal share of distributions of interest and dividend income, if any, net of estimated expenses. Because dividends on the securities are not received at a constant rate throughout the year, any distribution may be more or less than the amount then credited to the Income Account.

Expenses

The Trustee is paid a fee monthly. This fee includes an amount for estimated organization costs including:
   o cost of initial preparation of legal documents;
   o federal and state registration fees;
   o initial fees and expenses of the Trustee;
   o initial audit; and
   o legal expenses and other out-of-pocket expenses.

The Trustee also benefits when it holds cash for the Portfolio in non-interest bearing accounts. The Trustee may also receive additional amounts:
   o for extraordinary services and costs of indemnifying the Trustee and the Sponsors;
   o costs of actions taken to protect the Portfolio and other legal fees and expenses;
   o expenses for keeping the Portfolio's registration statement current; and
   o Portfolio termination expenses and any governmental charges.

The Sponsors are currently reimbursed up to 45 cents per 1,000 units annually for providing portfolio supervisory, bookkeeping and administrative services and for any other expenses properly chargeable to the Portfolio. While this fee may exceed the amount of these costs and expenses attributable to this Series, the total of these fees for all Series of Defined Asset Funds will not exceed the aggregate amount attributable to all of these Series for any calendar year. Certain of these expenses were previously paid for by the Sponsors. The Portfolios also pay the Evaluator's fees.

The Trustee's, Evaluator's and Sponsors'fees may be adjusted for inflation without investors' approval.

The deferred sales fees you owe are paid from the Capital Account. Although we may collect the deferred sales charge monthly, to keep Units more fully invested we do not currently plan to pay the deferred sales charge until after the rollover notification date.

The Portfolio Consultants will continue to monitor the Portfolios and will periodically report their findings and recommendations, if any, to the Sponsors. They will receive a fee of 0.15% of net assets accrued daily and paid quarterly.

The Sponsors will pay advertising and selling expenses at no charge to the Portfolio. If Portfolio expenses exceed initial estimates, the Portfolio will owe the excess. The Trustee has a lien on Portfolio assets to secure reimbursement of Portfolio expenses and may sell securities if cash is not available.

Portfolio Termination

When the Portfolios are about to terminate you will receive a notice, and you will be unable to sell your units after that time. Unless you choose to receive an in-kind distribution of securities, we will sell any remaining securities, and you will receive your final distribution in cash.

You will pay your share of the expenses associated with termination, including brokerage costs in selling securities. This may reduce the amount you receive as your final distribution.

No Certificates

All investors are required to hold their Units in uncertificated form and in 'street name' by their broker, dealer or financial institution at the Depository Trust Company.

Trust Indenture

Each Portfolio is a 'unit investment trust' governed by a Trust Indenture, a contract among the Sponsors, the Trustee and the Evaluator, if any, which sets forth their duties and obligations and your rights. A copy of the Indenture is available to you on request to the Trustee. The following summarizes certain provisions of the Indenture.

The Sponsors and the Trustee may amend the Indenture without your consent:
   o to cure ambiguities;
   o to correct or supplement any defective or inconsistent provision;
   o to make any amendment required by any governmental agency; or
   o to make other changes determined not to be materially adverse to your best interest (as determined by the Sponsors).

Investors holding 51% of the units may amend the Indenture. Every investor must consent to any amendment that changes the 51% requirement. No amendment may reduce your interest in the Portfolio without your written consent.

The Trustee may resign by notifying the Sponsors. The Sponsors may remove the Trustee without your consent if:
   o it fails to perform its duties;
   o it becomes incapable of acting or bankrupt or its affairs are taken over by public authorities; or
   o the Sponsors determine that its replacement is in your best interest.

Investors holding 51% of the units may remove the Trustee. The Evaluator may resign or be removed by the Sponsors and the Trustee without consent of investors. The Trustee may resign or be removed by the Sponsors without the consent of investors. The resignation or removal of either becomes effective when a successor accepts appointment. The Sponsors will try to appoint a successor promptly; however, if no successor has accepted within 30 days after notice of resignation, the resigning Trustee or Evaluator may petition a court to appoint a successor.

Any Sponsor may resign as long as one Sponsor with a net worth of $2 million remains and agrees to the resignation. The remaining Sponsors and the Trustee may appoint a replacement. If there is only one Sponsor and it fails to perform its duties or becomes bankrupt the Trustee may:
   o remove it and appoint a replacement Sponsor;
   o liquidate the Portfolios; or
   o continue to act as Trustee without a Sponsor.

Merrill Lynch, Pierce, Fenner & Smith Incorporated acts as agent for the
Sponsors.

The Trust Indenture contains customary provisions limiting the liability of the Trustee, the Evaluator and the Sponsors.

Legal Opinion

Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsors, has given an opinion that the units are validly issued.

Auditors

Deloitte & Touche LLP, 2 World Financial Center, New York, New York 10281, independent accountants, audited the Statements of Condition included in this prospectus.

Sponsors

The Sponsors are:
Merrill Lynch, Pierce, Fenner & Smith Incorporated (a wholly-owned subsidiary of Merrill Lynch & Co., Inc.)

P.O. Box 9051,
Princeton, NJ 08543-9051
PaineWebber Incorporated (a wholly-owned subsidiary of PaineWebber Group Inc.) 1285 Avenue of the Americas,
New York, NY 10019

Selected Dealer

Dean Witter Reynolds Inc. (a principal operating subsidiary of Morgan Stanley Dean Witter & Co.)
Two World Trade Center--59th Floor,
New York, NY 10048
Each Sponsor is a Delaware corporation and it, or its predecessor, has acted as sponsor to many unit investment trusts. As a registered broker-dealer each Sponsor buys and sells securities (including investment company shares) for others (including investment companies) and participates as an underwriter in various selling groups.

Trustee

The Chase Manhattan Bank, Unit Trust Department, 4 New York Plaza--6th Floor, New York, New York 10004, is the Trustee. It is supervised by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and New York State banking authorities.

Underwriters' and Sponsors' Profits

Underwriters receive sales charges when they sell units. Sponsors also realize a profit or loss on deposit of the securities. Any cash made available by you to the Sponsors before the settlement date for those units may be used in the Sponsors' businesses to the extent permitted by federal law and may benefit the Sponsors.

A Sponsor or Underwriter may realize profits or sustain losses on stocks in the Portfolio which were acquired from underwriting syndicates of which it was a member.

Public Distribution

During the initial offering period, units will be distributed to the public by the Sponsors and dealers who are members of the National Association of Securities Dealers, Inc.

Dealers will be entitled to the concession stated below on Units sold or redeemed during the first year.


                                             Dealer Concession
                                                         as
                                              a % of Public
                   Amount Purchased          Offering Price
           --------------------------------  -------------------
           Less than $50,000                           2.00%
           $50,000 to $99,999                          1.80%
           $100,000 to $249,999                        1.45%
           $250,000 to $999,999                        1.25%
           $1,000,000 and over                         0.50%


The Sponsors do not intend to qualify units for sale in any foreign countries. This prospectus does not constitute an offer to sell units in any country where units cannot lawfully be sold.

Code of Ethics

Merrill Lynch, as agent for the Sponsors, has adopted a code of ethics requiring reporting of personal securities transactions by its employees with access to information on portfolio transactions. The goal of the code is to prevent fraud, deception or misconduct against the Portfolio and to provide reasonable standards of conduct.

Year 2000 Issues

Many computer systems were designed in such a way that they may be unable to distinguish between the year 2000 and the year 1900 (commonly known as the 'Year 2000 Problem'). We do not expect that the computer system changes necessary to prepare for the Year 2000 will cause any major operational difficulties for the Portfolios. The Year 2000 Problem may adversely affect the issuers of the securities contained in the Portfolios, but we cannot predict whether any impact will be material to the Portfolio as a whole.

Advertising and Sales Literature

Advertising and sales literature may include brief descriptions of the principal businesses of the companies represented in the Portfolio.

Taxes

The following summarizes the material income tax consequences of holding units. It assumes that you are not a dealer, financial institution, insurance company or other investor with special circumstances. You should consult your own tax adviser about your particular circumstances.

Taxation of the Portfolio

Each Portfolio intends to qualify for special tax treatment as a regulated investment company so that it will not be subject to federal income tax on the portion of its taxable income that it distributes to investors in a timely manner.

Distributions

Distributions to you of a Portfolio's interest income, dividend income and gains from securities it has held for one year or less will generally be taxed to you as ordinary income. Distributions to you in excess of a Portfolio's taxable income will be treated as a return of capital and will reduce your basis in your units. To the extent such distributions exceed your basis, they will be treated as gain from the sale of your units (as discussed below).

Distributions to you that are treated as ordinary income will constitute dividends for federal income tax purposes. Corporate investors may be eligible for the 70% dividends-received deduction with respect to these distributions. You should consult your tax adviser in this regard.

Distributions to you of a Portfolio's net capital gain will generally be taxable to you as long-term capital gain, regardless of how long you have held your units, unless a Portfolio terminates in less than one year, in which case all distributions from a Portfolio will generally be taxed to you as ordinary income. Distributions that are taxable to you as long-term capital gains may be eligible for the 20% maximum federal tax rate. You should consult your tax adviser in this regard.

Gain or Loss Upon Disposition

You will generally recognize gain or loss when you dispose of your units by sale, redemption or exchange. If you choose to roll over your investment in the Portfolio into a new portfolio (including into another Baby Boom Economy Portfolio), you will generally recognize capital gain but you may not be entitled to a deduction for any capital loss recognized on the rollover. You should consult your tax adviser in this regard.

If you receive securities upon redemption of your units, you will generally recognize gain or loss equal to the difference between your basis in your units and the fair market value of the securities received in redemption.

If your net long-term capital gains exceed your net short-term capital losses, the excess may be eligible for the 20% maximum federal tax rate. Any capital gain or loss will generally be long-term if you have held your investment for more than one year and short-term if you have held it for one year or less. However, any capital loss on the sale or redemption of a unit you have held for six months or less will be a long-term capital loss to the extent of any capital gain dividends previously distributed to you by the Portfolio. Because the deductibility of capital losses is subject to limitations, you may not be able to deduct all of your capital losses. You should consult your tax adviser in this regard.

Your Basis in the Securities

Your aggregate basis in units of a Portfolio will generally be equal to the cost of your units, including the initial sales charge. You should not increase your basis in your units by deferred sales charges or organizational expenses, because the tax reporting form and annual statements you receive will be based on the net amounts paid to you, from which these expenses will already be deducted.


Foreign Investors

If you are a foreign investor and you are not engaged in a U.S. trade of business, you will generally be subject to 30% withholding tax (or a lower applicable treaty rate) on distributions. Because interest income of the type that may be received by a Portfolio generally would not have been subject to withholding if you had received it directly, an investment in the Accumulating Assets or Adding Income Portfolios may be appropriate for you only when you can use a foreign tax credit or corresponding tax benefit in respect of such withholding taxes on a Portfolio's interest income. You should consult your tax adviser to determine whether investment in a Portfolio is appropriate for you.

Foreign Taxes

Dividends received by the Portfolio from foreign issuers will in most cases be subject to foreign withholding taxes. The Portfolio will not be eligible for an election that would enable you to credit foreign withholding taxes against your federal income tax liability on distributions by the Portfolio.

Supplemental Information

You can receive at no cost supplemental information about the Portfolios by calling the Trustee. The supplemental information includes more detailed risk disclosure and general information about the structure and operation of the Portfolios. The supplemental information is also available from the SEC.

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Sponsors, Trustee and Holders of Equity Investor Fund, Concept Series, Baby Boom Economy Portfolios 1999 Series, Defined Asset Funds (the 'Fund'):

We have audited the accompanying statements of condition and the related defined portfolios included in the prospectus of the Fund as of March 23, 1999. These financial statements are the responsibility of the Trustee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited for the purchase of securities, as described in the statements of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Fund as of March 23, 1999 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
New York, N.Y.
March 23, 1999

                  Statements of Condition as of March 23, 1999

Trust Property


                                                                Adding               Accumulating               Adding
                                                                Growth                  Assets                  Income
                                                              Portfolio               Portfolio               Portfolio
                                                         --------------------    --------------------    --------------------
 Investments--Contracts to purchase Securities(1).........$         745,495.14    $         993,526.04    $       1,489,587.83
Accrued interest to initial date of deposit on underlying
Securities...............................................                0.00                4,209.18               12,627.55
                                                         --------------------    --------------------    --------------------
     Total...............................................$         745,495.14    $         997,735.22    $       1,502,215.38
                                                         --------------------    --------------------    --------------------
                                                         --------------------    --------------------    --------------------
Liabilities and Interest of Holders
     Advance by Trustee for accrued interest(3)..........$               0.00    $           4,209.18    $          12,627.55
     Reimbursement of Sponsors for organizational
       expenses(2).......................................            1,408.16                1,364.84                2,106.49
                                                         --------------------    --------------------    --------------------
     Subtotal............................................            1,408.16                5,574.02               14,734.04
Interest of Holders of units of fractional undivided
  interest outstanding
  (Adding Growth Portfolio--753,015; Accumulating Assets
  Portfolio-- 1,003,561, Adding Income
  Portfolio--1,504,634)
     Cost to investors(4)(5).............................          752,987.35            1,003,520.86            1,504,573.81
     Gross underwriting commissions and organization
     expenses(2)(5)......................................           (8,900.37)             (11,359.67)             (17,092.47)
                                                         --------------------    --------------------    --------------------
     Subtotal............................................          744,086.98              992,161.19            1,487,481.34
                                                         --------------------    --------------------    --------------------
     Total...............................................$         745,495.14    $         997,735.22    $       1,502,215.38
                                                         --------------------    --------------------    --------------------
                                                         --------------------    --------------------    --------------------


---------------

          (1) Aggregate cost to the Portfolio of the securities listed under the Portfolios determined by the Trustee at 4:00 p.m., Eastern time on March 22, 1999. The contracts to purchase securities are collateralized by an irrevocable letter of credit which has been issued by DG Bank, New York Branch, in the amount of $3,248,097.93 and deposited with the Trustee. The amount of the letter of credit includes $3,230,487.52 for the purchase of securities, plus $17,140.88 for accrued interest.
          (2) A portion of the Public Offering Price consists of securities in an amount sufficient to pay all or a portion of the costs incurred in establishing the Portfolios. These costs have been estimated at $2.39 per 1,000 Units for the Adding Growth Portfolio, at $1.99, per 1,000 Units for the Accumulating Assets Portfolio, and at $2.03 per 1,000 Units for the Adding Income Portfolio. A distribution will be made on November 1, 1999 to an account maintained by the Trustee from which the organization expenses obligation of the investors will be satisfied. If the actual organization costs exceed the estimated amount shown above the Sponsors will pay for this excess amount.
          (3) Representing a special distribution to the Sponsors by the Trustee of an amount equal to the accrued interest on the bonds.
          (4) Aggregate Unit price computed on the basis of the value of the underlying securities at 4:00 p.m., Eastern time on March 22, 1999.
          (5) Assumes the maximum initial sales charge per 1,000 units of 1.00% of the Unit Price. A deferred sales charge of $2.50 per 1,000 Units is payable on January 1, 1999 and thereafter on the 1st day of each month through January 1, 2000. Distributions will be made to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsors will be satisfied.

                             Defined
                             Asset FundsSM


Have questions ?                         Equity Investor Fund
Request the most                         Baby Boom Economy Portfolios
recent free Information                  1999 Series
Supplement that gives more               (A Unit Investment Trust)
details about the Fund,                  ---------------------------------------
by calling:                              This Prospectus does not contain
The Chase Manhattan Bank                 complete information about the
1-800-323-1508                           investment company filed with the
                                         Securities and Exchange Commission in
                                         Washington, D.C. under the:
                                         o Securities Act of 1933 (file no.
                                         333-72365) and
                                         o Investment Company Act of 1940 (file
                                         no. 811-1777).
                                         To obtain copies at prescribed rates--
                                         Write: Public Reference Section of the
                                         Commission
                                         450 Fifth Street, N.W., Washington,
                                         D.C. 20549-6009
                                         Call: 1-800-SEC-0330.
                                         Visit: http://www.sec.gov.
                                         ---------------------------------------
                                         No person is authorized to give any
                                         information or representations about
                                         this Fund not contained in this
                                         Prospectus or the Information
                                         Supplement, and you should not rely on
                                         any other information.
                                         ---------------------------------------
                                         When units of this Fund are no longer
                                         available, this Prospectus may be used
                                         as a preliminary prospectus for a
                                         future series, but some of the
                                         information in this Prospectus will be
                                         changed for that series.
                                         Units of any future series may not be
                                         sold nor may offers to buy be accepted
                                         until that series has become effective
                                         with the Securities and Exchange
                                         Commission. No units can be sold in any
                                         State where a sale would be illegal.



                                                   10015ORR--3/99

                                    PART II
             Additional Information Not Included in the Prospectus


A. The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.


 I. Bonding arrangements of each of the Depositors are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

 II. The date of organization of each of the Depositors is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.

III. The Charter and By-Laws of each of the Depositors are incorporated herein by reference to Exhibits 1.3 through 1.12 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

IV. Information as to Officers and Directors of the Depositors has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement:


Merrill Lynch, Pierce, Fenner & Smith Incorporated               8-7221
PaineWebber Incorporated..................................      8-16267


                      ------------------------------------

     B. The Internal Revenue Service Employer Identification Numbers of the Sponsors and Trustee are as follows:


Merrill Lynch, Pierce, Fenner & Smith Incorporated             13-5674085
PaineWebber Incorporated..................................     13-2638166
The Chase Manhattan Bank, Trustee.........................     13-4994650


                                  UNDERTAKING
The Sponsors undertake that they will not instruct the Trustee to accept from
(i) Asset Guaranty Reinsurance Company, Municipal Bond Investors Assurance Corporation or any other insurance company affiliated with any of the Sponsors, in settlement of any claim, less than an amount sufficient to pay any principal or interest (and, in the case of a taxability redemption, premium) then due on any Security in accordance with the municipal bond guaranty insurance policy attached to such Security or (ii) any affiliate of the Sponsors who has any obligation with respect to any Security, less than the full amount due pursuant to the obligation, unless such instructions have been approved by the Securities and Exchange Commission pursuant to Rule 17d-1 under the Investment Company Act of 1940.

                       CONTENTS OF REGISTRATION STATEMENT
The Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet of Form S-6.

     The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of Defined Asset Funds Municipal Series, 1933 Act File No. 33-54565).

     The Prospectus.

     Additional Information not included in the Prospectus (Part II).

The following exhibits:


 1.1 --Form of Trust Indenture (incorporated by reference to Exhibit 1.1 to the Registration Statement of Defined Asset Funds Municipal Defined Fund Series 2, 1933 Act File No. 333-61285).
 1.1.1 --Form of Standard Terms and Conditions of Trust Effective October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate Series-48, 1933 Act File No. 33-50247).
 1.2 --Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement of The Corporate Income Fund, One Hundred Ninety-Fourth Monthly Payment Series, 1933 Act File No. 2-90925).
 2.1    --Form of Certificate of Beneficial Interest (included in Exhibit
        1.1.1).
 3.1 --Opinion of counsel as to the legality of the securities being issued including their consent to the use of their name under the headings 'How The Fund Works--Legal Opinion' in the Prospectus.
 4.1    --Consent of the Evaluator.
 5.1    --Consent of independent accountants.
 9.1 --Information Supplement (incorporated by reference to Exhibit 9.1 to Amendment No. 4 to the Registration Statement of Municipal Investment Trust Fund, Insured Series--207, 1933 Act File No. 33-54037 and
          Exhibit 9.1 to the Registration Statement of Equity Investor Fund, Select 10 Portfolio 1999 International Series A (United Kingdom Portfolio), 1933 Act File No. 333-70593).

                              DEFINED ASSET FUNDS
                              EQUITY INVESTOR FUND
                    BABY BOOM ECONOMY PORTFOLIOS 1999 SERIES
                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement or Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of New York and State of New York on the 23rd day of March, 1999.

                    Signatures appear on pages R-3 and R-4.

     A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Executive Committee of the Board of Directors of PaineWebber Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   Depositor


By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File
  Fenner & Smith Incorporated:              Number: 333-70593


      HERBERT M. ALLISON, JR.
      GEORGE A. SCHIEREN
      JOHN L. STEFFENS
      J. DAVID MEGLEN
      (As authorized signatory for Merrill Lynch, Pierce,
      Fenner & Smith Incorporated and
      Attorney-in-fact for the persons listed above)

                            PAINEWEBBER INCORPORATED
                                   Depositor


By the following persons, who constitute  Powers of Attorney have been filed
  the Board of Directors of PaineWebber     under
  Incorporated:                             the following 1933 Act File
                                            Number: 2-61279


      MARGO N. ALEXANDER
      TERRY L. ATKINSON
      BRIAN M. BAREFOOT
      STEVEN P. BAUM
      MICHAEL CULP
      REGINA A. DOLAN
      JOSEPH J. GRANO, JR.
      EDWARD M. KERSCHNER
      JAMES P. MacGILVRAY
      DONALD B. MARRON
      ROBERT H. SILVER
      MARK B. SUTTON
      By
       ROBERT E. HOLLEY
       (As authorized signatory for
       PaineWebber Incorporated
       and Attorney-in-fact for the persons listed above)